American Realty Capital Trust, Inc.
106 York Road
Jenkintown, Pennsylvania  19046

May 2, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Barros

Re: American Realty Capital Trust, Inc.
Pre-Effective Amendment No. 2 to
Post-Effective Amendment No. 12 to Form S-11
Filed May 2, 2011

File No. 333-145949
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 333-145949

Dear Ms. Barros:

We are submitting this letter in response to the oral comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by American Realty Capital Trust, Inc. (the “Company”) with respect to Pre- Effective Amendment No. 2 to Post-Effective Amendment No. 12 to the Registration Statement on Form S-11 filed by the Company with the Commission on May 2, 2011 (the “Registration Statement”) and the Form 10- K for Fiscal Year Ended December 31, 2010 filed March 31, 2011.

We hereby undertake to revise the prospectus included in the Registration Statement to be filed with the Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, as follows:

1.
The second to last sentence of the third paragraph under the section “Plan of Operation – Funds From Operations and Modified Funds from Operations” on page S-71 will be deleted and replaced with the following language:

“MFFO may provide investors with a useful indication of our future performance and the sustainability of our current distribution policy upon completion of the acquisition period.”

2.
The following language will be added as the last sentence of the first bullet point of the fourth paragraph under the section “Plan of Operation – Funds From Operations and Modified Funds from Operations “on page S-71:

“However, the exclusion of impairments limits the usefulness of MFFO as a historical operating performance measure since an impairment indicates that the property’s operating performance has been permanently affected.”
Additionally, we also inform you that we calculate our capitalization rates by dividing our annualized rental revenue based on leases at the end of the period by the base purchase price of the properties.
All leases in the Company’s portfolio are net leases where the tenant is obligated to pay all operating expenses of the property. Because the Company is not obligated to pay operating expenses, net operating income and annualized rental income are the same, however the Company believes the use of the term annualized rental income is better presentation. Base purchase price is the contract purchase price excluding acquisition and transaction costs.

AMERICAN REALTY CAPITAL TRUST, INC.

By:	/s/ Brian S. Block
Name:	Brian S. Block
Title:	Executive Vice President and Chief Financial Officer